June 2, 2010

Linda Cvrkel/Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Diamond Ranch Foods, Ltd.

Your Letter of May 13, 2010

Form 10-K for the fiscal year ended March 31, 2009

Filed July 6, 2009

Form 10-Q for the fiscal quarter ended September 30, 2009

Filed November 16, 2009

File No. 000-51206

Ms. Cvrkel:

This correspondence is in response to your letter dated May 13, 2010 in reference to our filing of the Form 10-K for the fiscal year ended March 31, 2009 filed July 6, 2009 and the Form 10-Q for the fiscal quarter ended September 30, 2009 filed November 16, 2009 on the behalf of Diamond Ranch Foods, Ltd., File No. 000-51206.

Please accept the following responses and note that Registrant filed amended Form 10-K/A for the fiscal year ended March 31, 2009 and Form 10-Q/A for the fiscal quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 on June 2, 2010.

Comment 1

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page F-1

Statements of Cash Flows, page F-8

We note your response to prior comment 8 but do not believe that your response adequately addressed the concerns raised in our prior comment. As requested in our prior comment, please explain why the stock of SSTP received in this transaction was recorded as an expense rather than an investment. If this was because the investment was determined to be other than temporarily impaired, please state this in your revised disclosures. Furthermore, your response indicates that the sale of the SSTP shares received is now classified as change in marketable securities on your statement of cash flows. Please tell us and revise the notes to the company’s financial statements to disclose the nature and significant terms of the transactions in which these shares were sold and disclosure the amount of any gain or loss recognized in connection with the sale of the SSTP shares. Also, if the loss reflected in adjustment (b) on page F-16 reflects the loss recognized on the sale of the SSTP, please explain in further detail how this loss was calculated or determined. We may have further comment upon receipt of your response.

Comment 8

Statements of Cash Flows, page F-8

We refer to the line item “Stock Issued in Exchange for Cash/financing cost” under financing activities. We note from note 12 that preferred stock valued at $158,520 was given as consideration for the contribution of stock of a publicly held entity. Please provide us with the full details concerning the stock obtained in this transaction and explain how the convertible Series E preferred stock issued as consideration was valued. Also, please explain why the stock of a public entity received in this transaction was recorded as an expense rather than an investment. Furthermore, please explain us why this transaction has been classified in financing activities in the statement of cash flows. In this regard, if the convertible preferred stock was exchanged for stock of a public entity, it appears as though this activity represents a non-cash investing activity which should be reflected in the company’s supplemental disclosure of non-cash investing and financing activities in accordance with ASC 230-10-50-3 and 4. Your response should include all relevant assumptions used in determining the fair value of the preferred stock issued and stock received and the authoritative accounting guidance you relied upon in determining the accounting treatment used in this transaction.

Answer:  In response to the Commission’s inquiry as to the prior recording of the stock of SSTP received being recorded as an expense, Registrant believes that the prior accountant made an error in recording the shares.  The restated financial statements filed on May 5, 2010 property reflect the value of the shares received as an asset as of the date received.  When the shares were subsequently resold, the difference between the proceeds received of $528,400 and the value recorded on receipt, $600,000, was properly reflected as a loss on the sale of marketable securities.  The shares of SSTP were received by Registrant in exchange for the issuance of preferred shares of Registrant which are convertible into common shares of registrant having, at the time of conversion, a value of not less than $528,400.  Accordingly, the Preferred Shares have been valued at $528,400.  The loss reflected on Page F-16 is inclusive of the sale of SSTP shares.  Registrant has updated the footnotes to more thoroughly document the transaction.

Comment 2

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

We note your revisions to page 13 of your amended 10-K in response to our prior comment 3. In this regard, the disclosure on page 13 references “the following critical accounting policies” however, no policies have been disclosed. As originally requested, please review future filings to include a discussion of your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Comment 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

In future filings, please revise to include a discussion of your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Answer: Registrant has added additional disclosure regarding our critical accounting policies to the Form 10-K/A and Forms 10-Q/A for the quarters ended June 30, 2009, September

30, 2009 and December 31, 2009 filed on June 2, 2010. Registrant will also include in future filings.

Comment 3

Notes to Financial Statements, page F-9

Note 2 – Summary of Accounting Policies, page F-10

Recent Accounting Pronouncements, page F -11

We refer to your revised disclosures in Form 10-K/A for the year ended March 31, 2009 in response to our prior comment 11.  Please revise to eliminate the amounts reflected in this table as “Trading Securities” at March 31, 2009 as your disclosure included in Note 2 on page F-11 indicates that all marketable securities are classified as available for sale securities and the total of the trading and available for sale securities reflected in the table on page F-12 does not agree to the amounts reflected in the company’s March 31, 2009 balance sheet. The tables presented in your quarterly reports on Form 10-Q/A should be similarly revised.

Comment 11

Notes to Financial Statements, page F-9

Note 2 – Summary of Accounting Policies, page F-10

Recent Accounting Pronouncements, page F -11

We note the disclosures indicating that the company is currently reviewing the effect that certain recent accounting pronouncements will have on the financial statements for literature that is already required to be adopted by the company as of March 31, 2009 (FIN 48, SFAS 157, SFAS No. 158). Please tell us how the company complies with these recent accounting pronouncements and ensure that future filings contain all relevant disclosures required by these pronouncements. Your response should specifically address what liabilities for uncertain tax positions were accrued in your financial statements as result of the implementation of FIN 48 and if no liabilities were accrued, tell us why you were not required to do so. Please include in your response what assets and liabilities the company has that are accounted for each of levels 1, 2 and 3 under SFAS 157 and provide us with the relevant disclosures required by SFAS 157, paragraphs 32 and 33. Furthermore, revise future filings to include the disclosures required by SFAS No. 158, as applicable.

Answer: Registrant eliminated “Trading Securities” amounts reflected in financial footnotes in the Form 10-K/A for the year ended March 31, 2009 and Forms 10-Q/A for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 filed on June 2, 2010.

Comment 4

Note 11. Common Stock Transactions, page F-14

We note the revised disclosures on page F-14 of the 10-K/A in response to our prior comments 13 and 14. Your disclosure indicates that the 10,745,902 shares of common stock issued on September 22, 2009 were valued at a discount to the September 30, 2008 stock price of 80% of the closing bid price on this date or $0.04 per share. Please tell us why you believe it is appropriate to value stock issued in September 2009 using the stock prices from September 2008. Furthermore, we note that the trading prices of the company’s common shares on September 22, 2009 were approximately $3.06 per share, indicating the shares issued in this transaction would have a value in excess of $30 million at this date. Your response should clearly explain your basis or rationale for the treatment used to value the shares issued in this transaction. We may have further comment upon review of your response.

Comment 13

Note 9 – Related Party Transactions, page F-13

We note the disclosure indicating that 2,000,000 and 30,000 shares of stock were issued to the company’s president and a family member on September 22, 2008 for services. Please provide us with further details on how the fair value of the shares issued and related services received was determined. Your disclosure indicates that market value was used, however, we note that your September 22, 2008 closing stock price was approximately $19.00 per share, resulting in expense of over $38.5 million, which differs significantly from the amounts recognized in the company’s financial statements during 2008. If the September 19, 2008 reverse stock split affected this transaction, please tell us how and revise future filings to correct the amounts of shares issued to reflect the post reverse stock split amounts.

Comment 14

Note 11. Common Stock Transactions

Please revise the notes to the company’s financial statements to disclose the significant terms of all equity transactions reflected in the company’s financial statements. As part of your revised disclosures, please explain the nature of the $53,718 capital contribution that was received during the year ended March 31, 2009, including how any non-cash consideration received was valued. In addition, please explain how the company valued the 902 and 10,745,000 shares issued for services during the year ended March 31, 2009.

Answer:  Registrant notes a typographical error in Note 11 and has corrected the footnote to properly state the valuation date as September 2008.  All references to 2009 for this transaction have been amended.

Comment 5

Note 14. Restatement of Financial Statements, page F-14

We note that you restated your financial statements for the fiscal year ended March 31, 2009, as well as quarterly periods ended June 30, 2009, September 30, 2009, and December 31, 2009. Please file an Item 4.02 Form 8-K immediately. The filing was due on the fourth day after the date that you concluded that the previously issued financial statements should not be relied upon. The Item 4.02 Form 8-K should disclose when you concluded that your previously issued financial statements should be restated, identify the financial statements that should no longer be relied upon, and state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in Item 4.02 Form 8-K. Section 4 of Form 8-K describes all of the disclosures required by the Item 4.02 Form 8-K.

Answer: On May 25, 2010, the Registrant filed an Item 4.02 Form 8-K.

Comment 6

Form 10-Q/A for the fiscal quarter ended September 30, 2009

Financial Statements, page 2

Statements of Cash Flows, page 5

We note your response to our prior comment 16 that the related party forgiveness has been properly reflected as a noncash activity in the statement of cash flows. However, we continue to note in the Forms 10-Q/A for the quarters ended September 30, 2009 and December 31, 2009 that such amount is still reflected as a cash flow from financing activities rather than as a component of noncash investing and financing activities. Please revise.

Answer: On June 2, 2010, the Registrant filed Forms 10-Q/A for the quarters ended September 30, 2009 and December 31, 2009 reclassifying related party forgiveness in the Statement of Cash Flows.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Louis Vucci, Jr.

Louis Vucci, Jr.

President